Filed Pursuant to Rule 433

Registration No. 333-200621

February 9, 2015

Supplementing the Preliminary

Prospectus Supplement dated September February 9, 2015

(To Prospectus dated November 26, 2014)

MPLX LP

Final Pricing Terms

February 9, 2015

4.000% Senior Notes due 2025

Issuer:	MPLX LP
Net proceeds (before expenses) to the Issuer:	$494,950,000
Size:	$500,000,000
Maturity:	February 15, 2025
Coupon:	4.000%
Price to Public:	99.640%
Yield to Maturity:	4.044%
Spread to Benchmark Treasury:	+210 bps
Benchmark Treasury:	2.25% due November 2024
Benchmark Treasury Yield:	1.944%
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015, to holders of record at the close of business on the preceding February 1 and August 1, respectively
Make-Whole Call:	T+ 35 bps (at any time before November 15, 2024)
Par Call:	At any time on or after November 15, 2024
Settlement:	T+3; February 12, 2015
CUSIP/ISIN:	55336 VAA8 / US55336VAA89
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Ratings:	Baa3/BBB-/BBB-
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Goldman, Sachs & Co. Fifth Third Securities, Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC DNB Markets, Inc. The Huntington Investment Company Société Générale SunTrust Robinson Humphrey, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847; BNP Paribas, 787 Seventh Avenue, New York, NY 10019, telephone: 1-800-854-5674; or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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